Exhibit 99.1

Hello everyone,

My name is Nathan Krasnick and I work on the Operations team here at Masterworks.

I am pleased to present our newest offering, a painting by the highly celebrated contemporary American painter, George Condo.

From September through November 2021, Condo was the subject of a major retrospective at the Long Museum in Shanghai, titled “George Condo: The Picture Gallery.” The same year, his auction turnover totaled over $76 million, ranking him 28th among all artists and 5th among contemporary artists worldwide.

To provide investment quality offerings by the artist, our acquisitions team has reviewed over 300 examples of George Condo’s paintings from around the world, many of which are priced in excess of $5 million.

Our newest offering is titled “xCxoxnxsxtxrxuxcxtxexdx xFxaxcxex” and was executed in 2013. The painting depicts an abstracted portrait, composed of geometric, fragmented forms. Painted in Condo’s signature style, the portrait draws upon the work of Pablo Picasso, blending visual aspects of Cubism to explore the human psyche.

As of January 2023, recent Cubist portraits executed after 2009, which are similar in scale and period to our Offering, have sold in excess of $1.8 million at auction and include: “Linear Composition” (2009), which sold for approximately $1.9 million at Christie’s, London in June of 2022, “The Screaming Smoker” (2020), which sold for $2.2 million at Sotheby’s, New York in May of 2022, and “Green Head Composition” (2013), which sold for $3.1 million at Sotheby’s, London in March of 2022.

Between May 2013 to June 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 20.6%. Between May 1986 to September 2022, the record auction price for Condo’s works has grown at a compound annualized rate of 23.7%.